February 7, 2020

Joseph Francella
Chief Executive Officer
Limitless Venture Group Inc.
121 E. 36th Street
Tulsa, OK 74106

       Re: Limitless Venture Group Inc.
           Amendment No. 1 to the Offering Statement on Form 1-A
           Filed January 30, 2020
           File No. 024-11128

Dear Mr. Francella:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to the Offering Statement on Form 1-A

Distribution Spread, page 4

1. Please revise footnote four to the table to reflect that the shares are being offered pursuant to Regulation A for Tier 1 offerings as opposed to Tier 2 offerings. Please make a similar revision to footnote five to the table in the Use of Proceeds section. Executive Compensation, page 33

2. We reissue comment number 5 in part. Please provide executive compensation information for the fiscal year ended June 30, 2019. In addition, it appears that 500 million options were granted pursuant to the 2019 Stock Incentive Plan that should be included in the Summary Compensation Table. Please revise the table to include this information or advise us as to why you do not believe it is required. Joseph Francella
Limitless Venture Group Inc.
February 7, 2020
Page 2
General

3. We note your response to prior comment number 1. Please revise the disclosure throughout the offering statement to remove references to the mandatory arbitration provision.
        You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon at
(202) 551-
3486 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-
3625 with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph Francella
                                                          Division of
Corporation Finance
Comapany NameLimitless Venture Group Inc.
                                                          Office of Life
Sciences
February 7, 2020 Page 2
cc:       Thomas C. Cook, Esq.
FirstName LastName